UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2018

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: January 30, 2018

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

Camtek Launches a New Eagle Model for Post Dicing Inspection

Based on revolutionary technology for wafer-level Inner Cracks detection

MIGDAL HAEMEK, Israel – January 30, 2018 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced the introduction of a new Eagle model utilizing a revolutionary technology to detect inner cracks occurring during the dicing process. These side wall cracks are not visible to standard inspection and testing techniques, and can ultimately cause failure in end-products or mission critical systems such as in the automotive industry, resulting in significant losses to the manufacturers of the end user devices.

Camtek’s new Inner Crack Imaging (ICI) technology provides fast detection of inner cracks during wafer level inspection immediately after dicing in a high volume production environment.

This new proprietary technology will be presented at Camtek’s booth at the Semicon Korea tradeshow in Seoul (January 31 - February 2, booth 1746).

Ramy Langer, Chief Operating Officer, commented, “Side wall cracks have been a known issue to semiconductor manufacturers for some time. The increasing reliability requirements and specifically the high safety standards in the automotive industry, result in a need to ship dies with no side wall cracks. Camtek’s new ICI technology was developed over the past two years to meet this demand. This technology significantly enhances our detection capabilities well beyond what any other tool in the market can provide, by offering cost effective and accurate detection of inner cracks in post-diced wafers.”

Rafi Amit, Chief Executive Officer, added, “ICI is another achievement that we can add to our rich IP portfolio, demonstrating our innovative and creative solutions. This enabling technology has already been installed and proven in multiple systems at one of our major customers, reporting excellent results. We believe this newly developed system further entrenches our competitive advantage that differentiates us from our competitors. This new model represents a substantial market opportunity for Camtek, and we expect to sell and install several systems in the first half of 2018.”

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the Semiconductors industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.